Exhibit 99.76

PROTECH HOME MEDICAL REPORTS STRONG FOURTH QUARTER AND RECORD AUDITED FULL YEAR FISCAL 2020 FINANCIAL RESULTS

POSTS Q4 REVENUE GROWTH OF 28% AND ADJUSTED EBITDA GROWTH OF 69%

Cincinnati, Ohio – February 1, 2021 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its fourth quarter and audited full year fiscal 2020 financial results and operational highlights for the period ended September 30, 2020. After a delay in receiving the auditors opinion, the financial statements of the Company for fiscal years ended September 30, 2020 and 2019 and accompanying Management Discussion & Analysis (MD&A) have now been filed and are now available at www.sedar.com.

Financial Highlights:

▪	Revenue for Q4 2020 was $25.0 million compared to $19.5 million for Q4 2019, representing a 28% increase in revenue year-over-year. Compared to Q3 2020, the Company experienced strong organic growth of 3%, excluding new acquisitions, in the fourth quarter, however the reported Canadian dollar revenue amount was slightly offset by a weakening of the U.S. dollar relative to the Canadian dollar. Additionally, from previously issued guidance $1.6 million revenue was reclassified as other income, as per the Company’s auditor’s request.
▪	Revenue for fiscal 2020 was $97.8 million compared to $81.0 million in fiscal 2019, a 21% increase year-over-year.
▪	Adjusted EBITDA for Q4 2020 was $5.9 million (23.7% margin), compared to $3.5 million (18.0% margin) for Q4 2019, representing a 69% increase year-over-year.
▪	Adjusted EBITDA for fiscal 2020 was $20.8 million, compared to $14.8 million for fiscal 2019, an increase of 41%.
▪	Cash flow from operations was $17.6 million for the twelve months ended September 30, 2020 compared to $11.1 million for the twelve months ended September 30, 2019.
▪	As at September 30, 2020, the Company had cash on hand of $39.0 million, compared to $12.9 million as at September 30, 2019.

Operational Highlights:

▪	The Company’s customer base increased 20% year-over-year from 76,146 unique patients served in fiscal 2019 to 91,650 unique patients in fiscal 2020.
▪	The Company’s customer base increased 35% year-over-year from 32,797 unique patients served in the three months ended September 30, 2020 to 44,185 unique patients in the three months ended September 30, 2020
▪	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 19,613 for the three months ended September 30, 2020, compared to 12,727 for the same period ended September 30, 2019, an increase of 54%.
▪	Increased the number of equipment set-ups to 68,909 in the quarter ended September 30, 2020 from 53,386 in the quarter ended September 30, 2019, an increase of 29%.
▪	During the second half of 2020, the Company’s sleep business regained momentum as stay-at-home orders were lifted across the states it operates in and the Company is confident that this vertical will surpass historical levels in 2021.
▪	Strong demand has continued into Q1 2021 for respiratory equipment, such as Ventilators and Oxygen Concentrators, as well as CPAP resupply and other supplies business.

Subsequent Events to the twelve months ended September 30, 2020:

▪	On September 23, 2020, the Company acquired all of the issued and outstanding equity securities of Sleepwell, LLC (“Sleepwell”), a leader in sleep services in the State of Georgia with $13.0 million in revenue, adjusted EBITDA of $3.25 million, net income of $2.5 million and no debt.

o	Entered new market in Dayton, Ohio, increased active patient count by over 15,000, and provided strong re-supply model in which the Company plans to grow substantially.
Protech derives $25 million from its re-supply subscription model and anticipates that growing to over $30 million with the full integration of Sleepwell, which is well underway.

▪	On October 28, 2020, the CMS (Centers for Medicare and Medicaid Services) cancelled the 2021 Competitive Bidding Program for 13 Product Categories that was expected to begin on January 1, 2021.

o	The cancellation of this program provided Protech with a clear margin outlook across its product mix and ensures patient base stability.
o	Additionally, the decision helps to ensure that there are no unnecessary barriers to the quality of care for patients, such as access to home respiratory products, durable medical equipment, and other needed supplies.

▪	On December 9, 2020, the Company announced that Dr. Kevin A. Carter joined the board of directors of the Company as an independent director.

o	Kevin A. Carter, DO, FAASM, is Board Certified in Sleep Medicine by the American Board of Family Medicine; he is also Board Certified in Family Medicine.
o	Dr. Carter served as Medical Director at the Martin Army Sleep Medicine Center at Fort Benning, Georgia. Prior to this appointment, he served as a United States Army Field Surgeon, with service including deployment in Iraq. Currently, through the Carter Sleep Center, he offers full-spectrum sleep medicine evaluations, diagnosis, and treatments.
o	Dr. Carter holds the degree of Fellow by the American Academy of Sleep Medicine, a recognition that he has met the highest standards in the practice of sleep medicine.

Management Commentary:

“2020 was a transformational year for Protech, with a long list of milestones achieved to help drive sustained growth into the future,” said CEO and Chairman Greg Crawford. “I am so proud of our over 400 healthcare professionals for their tireless efforts during what was an extremely challenging year given the ongoing global pandemic. The operational excellence we experienced in 2020 is a direct reflection of the level of continuity across the entire organization, and I am incredibly excited for us to further build on our platform in 2021. Our fourth quarter results showcase the continued momentum across the entire business as our revenue and Adjusted EBITDA growth continued to be robust with continued margin expansion. The investments we have made in technology to remove friction points across the organization have aided in the robust nature of our results and our tele-health platform allowed for the interaction between our frontline workers and patients to continue seamlessly. As a result, we were able to capture the meaningful tailwinds that continue to present themselves. We believe this pandemic has underscored the importance of our mission, which is to be a dynamic clinical respiratory company, providing the growing number of communities we serve with exceptional accessibility and patient care.

In 2021, we will not rest on our laurels as there is still much work to be done to realize on all of our objectives. We will continue to work every day to ensure the care we provide is at the highest level possible as that is truly what drives us and has yielded the results we have had to date. The foundation which we have built will allow us to continue to execute on the tremendous opportunity that exists to further our footprint, unlock operational efficiencies and drive patient satisfaction. With continued focus, we believe we can continue to lower operational costs while offering a better patient experience for the more than 110,000 patients that we care for.

Finally, we are pleased to have announced an LOI on January 5, 2021 for a Southern based respiratory care company that would give Protech access to its 11th U.S. state. The target would add over 10,000 active patients, of which over 5,000 would enter our subscription-based re-supply program. We look forward to closing this acquisition in the coming weeks. Moreover, we are thrilled to have applied to list on NASDAQ and feel this will be a monumental value creator for new and existing shareholders. Creating awareness for our Company is crucial and we look forward to being active on both sides of the border in 2021. I’d like to once again thank the entire Protech team for their hard work each and every day as well as our stakeholders for all of their continued support.”

Chief Financial Officer, Hardik Mehta added, “We wrapped up 2020 in extraordinary shape, with record-breaking annual results, an exceptionally strong balance sheet, and a full M&A pipeline which we expect to make for a very busy 2021. Our run-rate revenue sits at over $125 million, not including the recent LOI announced, and we have upwardly revised our 5-year growth trajectory to reflect the continued success of our operations, and aggressive M&A plans. We are excited to see our top-line growth continue to accelerate far faster than the industry, and our Adjusted EBITDA margin breaching the 22% level. We remain committed to driving profitability and believe we are making meaningful progress to this end, which we believe will materialize as we move through 2021. With a pristine balance sheet, continued margin expansion and improving cash flows, we are in a position to be very aggressive with our acquisition strategy and are focused on accretive respiratory focused companies with $5-$20 million in revenue and double-digit EBITDA margins that allow us to expand our geographical reach. We are focused on building long-term shareholder value, and feel we have a successful organic and inorganic growth strategy that has us positioned to do so into the future.”

Nasdaq Listing Update:

In connection with the Company’s application for listing on the NASDAQ Capital Market, the Company is also working with its auditor on a review of fiscal 2020 financial statements not yet reviewed for inclusion in a Form 40-F Registration Statement to be filed with the United States Securities and Exchange Commission.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company being confident that its sleep business will exceed 2020 levels in 2021; the Company growing its patient count substantially; the Company growing its re-supply subscription model to over $30 million; the Company lowering operational costs while offering a better patient experience; the Company closing additional acquisitions, including the one announced on January 5, 2021 and the results of the proposed acquisition; and the Company filing a Form 40-F Registration Statement and the Company successfully listing on NASDAQ; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject  to certain risks, uncertainties and assumptions, including, without limitation: the Company successfully identifying, negotiating and completing one or more acquisitions, including conditions precedent for such acquisitions being satisfied; and current financial trends remaining at or above current levels in respect of anticipations for Adjusted EBITDA margin. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three Months Ended Sept 30, 2020	Three Months Ended Sept 30, 2019	Fiscal Year Ended September 30, 2020	Fiscal Year Ended September 30, 2019
Net income (loss)	(2,164)	4,440	(5,605)	(9,141)
Add back:
Depreciation and amortization	4,925	4,270	19,565	13,969
Interest expense (net of interest income)	605	251	2,481	1,839
Accretion Expense		153	7	671
Transaction costs – issuance of securities	284	1,758	284	1,758
Change in fair value of financial liabilities	2,046	(996)	3,546	(1,129)
Loss on early extinguishment of debenture	-	-	-	1,106
Provision for income taxes	79	135	172	269
EBITDA	5,775	9,971	20,450	9,342
Stock-based compensation	23	726	230	2,063
Fraud related expenses	-	(8,172)	-	1,012
Acquisition Related Cost	120	452	120	1,853
Impairment of goodwill	-	531	-	531
Adjusted EBITDA	5,918	3,508	20,800	14,801
% of Net Revenue	23.7%	18.0%	20.9%	18.3%

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com